R&R ACQUISITION IV, INC.
1372 Shermer Road
Northbrook, Illinois 60062
(847) 509-3711

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 thereunder, and is being delivered on or about November 17, 2006. You are receiving this information statement in connection with the possible appointment of two (2) persons by the Company’s Board of Directors to fill two (2) seats on the Company’s Board of Directors, as more fully described below.

On November 17, 2006, MAP III LLC, an Illinois limited liability company, with an address at 1372 Shermer Road, Northbrook, Illinois 60062 (the ‘‘Purchaser’’ or ‘‘MAP III’’) entered into a Common Stock Purchase Agreement (the ‘‘Agreement’’) with R&R Acquisition IV, Inc. (the ‘‘Company’’). Pursuant to the terms of the Agreement, the Company has agreed to sell 10,000,000 shares (the ‘‘Shares’’) of the Company’s common stock, $.0001 par value, (‘‘Common Stock’’) representing 80% of the issued and outstanding Common Stock as of November 17, 2006 (the ‘‘Closing’’) to the Purchaser. In consideration of the purchase of the Shares, the Purchaser will pay at Closing the total sum of sixty six thousand ($66,000) dollars according to the terms of the Agreement. The sale of the shares to the Purchaser, an accredited investor, will be pursuant to the exemptions from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended.

In accordance with the Agreement, the Board of Directors of the Company (the ‘‘Board’’) will accept the resignation of Arnold P. Kling, its sole director, on the earlier of (i) the tenth day following the filing and mailing of this notice to the Company’s stockholders, or (ii) November 30, 2006. The Company anticipates the appointment of I. Steven Edelson and James E. Goodwin to the Board to fill the two vacant seats until the next shareholder meeting can be held. I. Steven Edelson will become a director and chairman effective as of the Closing under the Agreement. James E. Goodwin will not take office as director and co-chairman until at least ten days after this Information Statement has been filed and mailed to all Company stockholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder, but no later than November 30, 2006.

This Information Statement is being mailed to stockholders of record as of November 17, 2006 and filed with the Securities and Exchange Commission on November 17, 2006.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On November 17, 2006, there were 2,500,000 shares of Common Stock issued and outstanding. After the Closing, there will be 12,500,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s Common Stock as of November 17, 2006 prior to Closing. Regarding the beneficial ownership of the Company’s Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officers of the Company as group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned:

Name and Address of Beneficial Owner	Common Stock
	Number	Percent of Class
Arnold P. Kling[1]	400,000	16%
712 Fifth Avenue, 11th Floor New York, NY 10019
Kirk Warshaw[2]	100,000	4%
47 School Avenue, Chatham, New Jersey, 07928
R&R Investments IV, LLC	2,000,000	80%
1270 Avenue of Americas, 16th Floor New York, New York 10020
All Directors and Officers as a Group	500,000	20%
(2 individuals)
Total	2,500,000	100%

1	Mr. Kling is the President and the sole director of the Company.

2	Mr. Warshaw is the Secretary and Chief Financial Officer of the Company.

CHANGES IN CONTROL

On November 17, 2006, the Purchaser entered into the Agreement with the Company, providing for the sale of 10,000,000 shares of the Company’s Common Stock, representing 80% of the issued and outstanding Common Stock of the Company to the Purchaser as of the Closing. Upon Closing, the purchase will result in a change of the Company’s management, board of directors and securities ownership. The following table sets forth the beneficial ownership of the Company effective upon the Closing.

Name and Address of Beneficial Owner	Common Stock
	Number	Percent of Class
Arnold P. Kling	400,000	3.2%
712 Fifth Avenue, 11th Floor New York, NY 10019
Kirk Warshaw	100,000	0.8%
47 School Avenue Chatham, New Jersey, 07928
R&R Investments IV, LLC	2,000,000	16%
1270 Avenue of Americas, 16th Floor New York, New York 10020
MAP III LLC	10,000,000[1]	80%
1372 Shermer Road Northbrook, Illinois 60062
Totals	12,500,000	100%

DIRECTORS AND OFFICERS

The following persons are the Directors and Executive Officers of the Company after the Closing:

Name	Age	Position
I. Steven Edelson.	45	Director, Chief Executive Officer and Chairman
James E. Goodwin	62	Director and Co-Chairman[2]
Richard J. Poulton.	41	Chief Financial Officer, Secretary and Treasurer
Arnold P. Kling	48	Director and President[3]

Resume of Directors and Officers

I. Steven Edelson has been a Principal of Mercantile Capital Group and a Managing Director of the Chicago Office since 1997. Mr. Edelson has been a principal of Mercantile Capital Markets, which manages MCG, from 1997 to the present. The firm’s investment activities include private equity, direct investments in public companies, mezzanine investments in early stage companies, buyouts, project finance and bridge financings. Mr. Edelson has been involved in finance and real estate for more than 18 years. Prior to Mercantile, from 1989 to 1994, Mr. Edelson was Executive Vice President of Tishman Midwest Management Corporation, a real estate development, leasing and management company. From July 1995 to present, Mr. Edelson has also served as Managing Director of International Facilities Group (IFG), a leading facilities development and management company. Mr. Edelson also serves on the Board of Services Acquisition Corp. International as vice chairman and vice president. He also served on the Business Council for the Woodrow Wilson Center and the Supervisory Committee of Urban America, and holds a number of board seats for private companies including Ligos Corporation, a software company focused on solutions for video compression, Itracs,

1	Messrs. Edelson and Goodwin are managing members of MAP III and may be deemed to beneficially own the shares owned by MAP III.

2	As indicated elsewhere, James E. Goodwin will not take office as director and co-chairman until at least ten days after this Information Statement is filed and mailed to all Company stockholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder, and no later than November 30, 2006.

3	As indicated elsewhere, Arnold P. Kling resignation as a director of the Company will take effect on the earlier of (i) the tenth day following the filing and mailing of this notice to the Company’s stockholders, or (ii) November 30, 2006.

an enterprise software company focused on network infrastructure management, and MoveOnIn, Inc., a relocation and lifestyle services company.

James E. Goodwin serves as an independent business consultant to UAL. He has served as the former Chairman and Chief Executive Officer of UAL and United Airlines, Inc.. Mr. Goodwin retired from UAL Corporation in October 2001 after thirty-five years with the company. During his tenure with United, and prior to his role of Chairman and Chief Executive Officer of United, Mr. Goodwin held a number of senior positions within the company, including President and Chief Operating Officer, Senior VP of North America, Senior VP of International, Senior VP of Maintenance Operations, Senior VP of Services and Senior VP of Marketing. Mr. Goodwin holds a Bachelor’s Degree in Business from Salem College. Mr. Goodwin currently serves as a Director with AAR Corporation, DBS Communications Inc., Labe Bank of Chicago, and Federal Signal Corporation.

Richard J. Poulton serves as Group Chief Financial Officer to AAR Corporation and has over fifteen years experience working in or directly serving the commercial airline industry. From January 1994 through September 1999 and from August 2000 through March 2006, Mr. Poulton held positions of increasing responsibility within UAL Corp and United Airlines, including Senior Vice President Business Development with responsibility for corporate wide information technology and services and operational efficiency programs, Senior Vice President Strategic Sourcing with responsibility for worldwide purchasing negotiations and supplier relationships, Chief Financial Officer of UAL Loyalty Services, a wholly owned subsidiary focused on customer marketing opportunities and distribution channel development, Director of Financial Planning and Director of Financial Accounting. Mr. Poulton’s experience includes Vice President of Finance for online retailer Ourhouse.com. Mr. Poulton holds a BS in Accounting, with honors, from Marquette University and a Master’s degree from Northwestern University’s Kellogg Graduate School of Management.

Arnold P. Kling has served as a Director and President of the Company since November 5, 2005. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as a Director and President of Twin Lakes, Inc., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc. (each a publicly reporting, non-trading company), Entrust Financial Services, Inc. (OTCBB:EFNL) 24Holdings, Inc. (OTCBB:TWFH), Rodman Enterprise I. Ltd., Rodman Enterprise II, Ltd. and Rodman Enterprise III, Ltd..

The business address of each of the directors and officers is c/o MAP III LLC, 1372 Shermer Road, Northbrook, Illinois, 60062.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may not, prior to any Corporate Event (as defined in the Agreement), award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan as bonus based on service and performance. No salaries are presently being taken by any officers or directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: November 17, 2006.

R&R ACQUISITION IV, INC.

/s/ I. Steven Edelson By: I. Steven Edelson Chief Executive Officer